Exhibit 99.1

Yiren Digital Announces Up to US$20 Million Share Repurchase Program

BEIJING, Sept. 6, 2022 /PRNewswire/ -- Yiren Digital Ltd. ("Yiren Digital" or the "Company") (NYSE: YRD), a leading digital personal financial management platform in China, today announced that its board of directors has adopted a share repurchase program, which approves and authorizes the Company to repurchase through one or more transactions up to US$20 million worth of its own American depositary shares ("ADSs") representing its ordinary shares. The share repurchase program previously adopted by the Company in 2018 has been simultaneously terminated.

The Company may effect the proposed share repurchase in compliance with Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company's working capital requirements, general business conditions and other factors. Yiren Digital's board of directors will review the share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized asset allocation based wealth management solutions to China's mass affluent population as well as utilizes online and offline channels to provide retail credit facilitation services to individual borrowers and small business owners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Yiren Digital Investor Relations

Email: ir@yirendai.com